UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: January 4, 2023

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statements of Cellectis S.A. on Form F-3 (No. 333-265826) and Form S-8 (Nos. 333-204205, 333-214884, 333-222482, 333-227717, 333-258514, and 333-267760), to the extent not superseded by documents or reports subsequently filed.

Entry into a Material Definitive Agreement

On December 28, 2022, Cellectis S.A. (the “Company”) entered into a finance contract (the “Finance Contract”) with the European Investment Bank (the “EIB”), for up to €40.0 million in loans to support the Company’s research and development activities to advance its pipeline of gene-edited allogeneic cell therapy candidate products for oncology indications (the “R&D Activities”). The Finance Contract provides for funding in three tranches as follows: (i) an initial tranche of €20.0 million (“Tranche A”); (ii) a second tranche of €15.0 million (“Tranche B”); and (iii) a third tranche of €5.0 million (“Tranche C,” and each of Tranche A, Tranche B, and Tranche C, a “Tranche”), each issuable only in full. Each of the Company’s material subsidiaries guarantees the Company’s obligations under the Finance Contract. References to the Company’s subsidiaries exclude Calyxt, Inc.

The disbursement of each Tranche is conditioned upon certain documentary conditions, including the execution of a warrant agreement with respect to the EIB Warrants (as defined below). Each Tranche is subject to additional specific conditions precedent. The disbursement of Tranche A is subject to, among other conditions, the issuance of the Tranche A Warrants (as defined below), the satisfaction of an arrangement fee obligation, and the satisfaction by a Company licensee of a specified clinical milestone. The disbursement of Tranche B is subject to, among other conditions, the full drawdown of Tranche A, the issuance of the Tranche B Warrants (as defined below), the satisfaction of an arrangement fee obligation, the receipt by the Company of a cash injection subsequent to October 31, 2022 of an aggregate amount of at least €20.0 million through the issuance of new ordinary shares or other securities subordinated to the loans from the EIB under the Finance Contract, the receipt by the Company of an aggregate amount of at least €15.0 million subsequent to October 31, 2022 through upfront and milestone payments in connection with existing or new partnerships, at least two of the Company’s clinical trials actively recruiting, and no more than one of the Company’s clinical trials being subject to ongoing mandatory holds. The disbursement of Tranche C is subject to, among other conditions, the full drawdown of Tranche B, the issuance of the Tranche C Warrants (as defined below), the satisfaction of an arrangement fee obligation, the receipt by the Company of a cash injection subsequent to October 31, 2022 of an aggregate amount of at least €25.0 million through the issuance of new ordinary shares or other securities subordinated to the loans from the EIB under the Finance Contract, the receipt by the Company of an aggregate amount of at least €25.0 million subsequent to October 31, 2022 through upfront and milestone payments in connection with existing or new partnerships, at least two of the Company’s clinical trials actively recruiting (with either one in the context of a pivotal study or two in the context of an expansion phase study), and two or more of the Company’s clinical trials not being subject to ongoing mandatory holds. Any funds not disbursed within 36 months following the execution of the Finance Contract will be cancelled.

Borrowings under the Finance Contract will mature with respect to each Tranche six years from the respective disbursement date for such Tranche. Interest on each Tranche shall be paid in kind, shall be capitalized annually by increasing the principal amount of the respective Tranche, and shall accrue at a rate equal to (i) 8.0% per annum with respect to Tranche A, (ii) 7.0% per annum with respect to Tranche B, and (iii) 6.0% per annum with respect to Tranche C. Interest on any overdue amounts related to a Tranche shall be payable in cash and shall accrue from the due date through the actual payment of such overdue amount at an annual rate equal to the higher of the rate applicable to a relevant Tranche as noted above plus 2.0% and the one-month EURIBOR rate plus 2.0%.

In connection with the Finance Contract, the Company has also agreed to enter into a warrant agreement with EIB with respect to the issuance of warrants to EIB in connection with, and as a condition to, the funding of each of Tranche (the “Tranche A Warrants,” Tranche B Warrants” and “Tranche C Warrants,” respectively to each Tranche, and collectively, the “EIB Warrants”). The Finance Contract includes certain preliminary and non-exhaustive terms of the EIB Warrants. The final EIB Warrant terms and conditions will be set forth in a definitive Warrant Agreement to be negotiated with EIB, and the preliminary terms and conditions described in this report are subject in all respects to such final terms and conditions as shall be negotiated in respect of the definitive Warrant Agreement. The number of warrants to be issued to EIB will be determined as follows: (i) with respect to Tranche A, an aggregate number of warrants equal to 20,000,000 divided by the product of the average price of the ordinary shares for the five trading days prior to issuance (the “5-Day AP”) multiplied by 3.5, up to a maximum number of warrants representing 5% of the outstanding ordinary shares at the time of disbursement of Tranche A; (ii) with respect to Tranche B, (a) if the sum of cash injections through the issuance of new ordinary shares or other securities subordinated to the Finance Contract and upfront and milestone payments in connection with existing or new partnerships between October 31, 2022 and the Tranche B disbursement exceeds €42,500,000, an aggregate number of warrants equal to 15,000,000 divided by the product of the 5-Day AP multiplied by four and (b) otherwise, an aggregate number of warrants equal to 15,000,000 divided by the product of the 5-Day AP multiplied by 3.75; and (iii) with respect to Tranche C, (a) if the sum of cash injections through the issuance of new ordinary shares or other securities subordinated to the Finance Contract and upfront and milestone payments in connection with existing or new partnerships between October 31, 2022 and the Tranche C disbursement exceeds €70,000,000, an aggregate number of warrants equal to 5,000,000 divided by product of the 5-Day AP multiplied by 4.75; and (b) otherwise, an aggregate number of warrants equal to 5,000,000 divided by the product of the 5-Day AP multiplied by 4.25. The EIB Warrants will have an exercise price per share equal to 99% of the weighted average price per share of the Company over the last 5 trading days prior to the issuance of the EIB Warrants. The warrant agreement shall include anti-dilution protections, which shall not apply in specified circumstances. The EIB Warrants will also include a put option, which shall be subject to a cap at one times the aggregate principal amount disbursed by the EIB pursuant to the Finance Contract at the time of exercise of the put option.

EIB may cancel any undisbursed amount under the Finance Contract upon the occurrence of, or any event or circumstance that would, with notice or the passage of time constitute, any event of default or mandatory prepayment event. In the event of such a cancellation by EIB prior to the expiration of a period of three years after disbursement of a relevant Tranche, the Company shall be required to pay a cancellation fee representing a low-single digit percentage of the cancelled amount.

Mandatory prepayment events include: (i) any reduction in the total cost of the Company’s R&D Activities such that the €40.0 million amount of the Finance Contract, together with certain other funds from the European Union, exceeds specified percentages of the aggregate cost of the Company’s R&D Activities, in which case the prepayment amount shall be the amount by which such limits are exceeded, together with accrued interest and all other accrued and outstanding amounts, (ii) any voluntary prepayment, in whole or in part, by the Company or its subsidiaries has occurred or is likely to occur of any indebtedness or other repayment obligation granted by a party other than EIB, in which case the prepayment amount shall be proportionate to the prepaid amount of such non-EIB indebtedness, together with accrued interest, (iii) any change of control of the Company or any change in law or regulation that would materially impair the Company’s or the guarantors’ ability to perform under the Finance Contract, in which case the prepayment amount shall be the full outstanding amount, together with accrued interest and all other accrued and outstanding amounts, and (iv) any event that renders performance under the Finance Contract unlawful, in which case the prepayment amount shall be the full outstanding amount, together with accrued interest and all other accrued and outstanding amounts, and the remaining undisbursed portion shall be cancelled. In addition, any Tranche may be voluntarily prepaid by the Company, in whole or in part, upon 30 days’ notice. Except in connection with a prepayment pursuant to clause (iii) or (iv), all prepayments prior to the expiration of a period of three years after disbursement of a relevant Tranche are subject to a prepayment fee representing a low single-digit percentage of the prepayment amount, which steps down at each anniversary of the applicable disbursement date.

The Finance Contract also includes customary events of default, including: payment defaults; defaults arising from the provision of incorrect, incomplete or misleading representations to the EIB; cross defaults resulting in acceleration or cancellation of any other loan or obligation; cross defaults with respect to any other obligation granted by EIB or the European Union; the occurrence of any material adverse change; any EIB Warrants ceasing to be in full force and effect (other than as a result of exercise), and certain bankruptcy and insolvency events of default. Upon the occurrence of an event of default, EIB may demand immediate repayment by the Company of all or part of the outstanding funds, together with accrued interest, and all other accrued or outstanding amounts under the Finance Contract.

In connection with the Finance Contract, the Company agreed to certain customary affirmative and negative undertakings. The negative undertakings include: restrictions on dispositions of assets by the Company and its subsidiaries, restrictions on changes to the general nature of the Company’s business, restrictions on the Company and its subsidiaries engaging in mergers and other restructuring transactions, restrictions on certain ownership changes with respect to subsidiaries, restrictions on the Company and its subsidiaries engaging in acquisitions or making investments, restrictions on the Company and its subsidiaries incurring additional indebtedness or guarantees, restrictions on the making of intercompany loans, restrictions on the Company and its subsidiaries engaging in certain hedging or derivative transactions, restrictions on the Company and its subsidiaries making specified restricted payments including dividends and share repurchases, restrictions on the Company and its subsidiaries becoming creditors in respect of certain indebtedness, and restrictions on the incurrence of security over any of the Company’s or its subsidiaries’ assets. In addition, the Company granted EIB most favored nation rights with respect to any obligation, clause or undertaking, whether positive or negative (including, without limitation, events of default, mandatory prepayment events, a loss-of-rating clause or financial covenants) included in any other financing agreement (excluding underwriting agreements in connection with securities offerings).

The Company also granted certain information and inspection rights to the EIB in connection with the Finance Contract.

The Finance Contract contains certain customary representations and warranties of the Company and is governed by French law.

Special Note Regarding Forward-Looking Statements

This report on Form 6-K contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “intend”, “expect,” “plan,” “scheduled,” “could,” “may” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements include statements about the drawing of Tranches under the Finance Contract, potential future financings and strategic transactions, advancement, timing and progress of clinical trials (including with respect to patient enrollment and follow-up), the potential of our preclinical programs and product candidates, the issuance of EIB Warrants, and the use of the proceeds of amounts received under the Finance Contract. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with market conditions, the negotiation of a definitive Warrant Agreement with EIB, and our ability to satisfy the conditions precedent under the Finance Contract. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F for the year ended December 31, 2021 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS SA

Date: January 4, 2023	By:	/s/ André Choulika
André Choulika
Chief Executive Officer